Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 9 September 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the second tranche of the common share buyback program announced on 1 July 2019 (“Second Tranche”), the Company has purchased additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
02/09/2019	3,150	144.0091	453,628.67					3,150	144.0091	453,628.67
03/09/2019	7,165	144.2006	1,033,197.30	10,550	157.9637	1,666,517.04	1,523,742.37	17,715	144.3375	2,556,939.67
04/09/2019				4,800	160.2595	769,245.60	698,171.72	4,800	145.4524	698,171.72
05/09/2019	124	146.5500	18,172.20	3,100	162.1445	502,647.95	454,555.93	3,224	146.6278	472,728.13
Total	10,439	144.1707	1,504,998.17	18,450	159.2634	2,938,410.59	2,676,470.03	28,889	144.7426	4,181,468.20

Since the announcement of the Second Tranche of the buyback program dated 1 July 2019 till 6 September 2019, the total invested consideration has been:

•	Euro 73,363,368.70 for No. 505,156 common shares purchased on the MTA

•	USD 4,917,329.39 (Euro 4,466,809.34*) for No. 30,950 common shares purchased on the NYSE resulting in total No. 7,513,140 common shares held in treasury as of 6 September 2019. As of the same date, the Company held 2.92% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further Information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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